UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer



Results

Santander

1st QUARTER OF 2023
(BR GAAP)

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Agenda

1 **Strategy Update**

2 1Q23 Results Highlights

3 Takeaways


santander
Santander
9h às 14h
6h às 22h

Key messages:

Quarter summary

Selective portfolio growth focused on strategic business

Relevant one-off result enables **balance sheet strengthening**

Portfolio quality continues to improve; old vintages still impact the cost of risk

Culture of productivity and recurring cost management

Net Profit	**ROAE**
R$ **2.1** billion	**10.6** %
(+27% QoQ) (-47% YoY)	(+2 p.p. QoQ) (-10 p.p. YoY)

2023 Outlook

(i) **Expansion of the businesses most suitable** to prevailing market conditions

(ii) **Focus on customer loyalty** and expansion of the **high-income segment**

(iii) **Evolution of growth levers**, aimed at greater diversification of the business portfolio


9190.3
1482.1
8145.5
9190.3
4389.9

Emphasis on **strengthening the portfolio**

New vintages representativeness in total portfolio


0%
18%
30%
41%
48%
54%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

(+6 p.p. QoQ)

(+36 p.p. YoY)

Focus on collateral

65%
of collaterlized individuals loan portfolio

(+0.4 p.p. QoQ)

(-1.7 p.p. YoY)

We keep growing in **collateralized products** | Portfolio

	Auto	Payroll loans	Mortgage
	R$ 66 Billion	**R$ 62** Billion	**R$ 59** Billion
	(stable QoQ) (+4% YoY)	(+3% QoQ) (+14% YoY)	(+1% QoQ) (+7% YoY)
Share of **new vintages**	62%	47%	19%

Building a better quality portfolio

NPL 90 | By product
(Feb/23 vs Feb/22)
Evolution YoY bps



Overdraft
-1
+107
SANB
NFS*
Cards
+117
+274
SANB
NFS*
Personal loans
+103
+247
SANB
NFS*
Auto loans
+124
+155
SANB
NFS*

Credit quality
(Mar/23)

	Old vintages	New vintages
NPL 15-90	5.2%	3.9%
NPL 90	3.6%	2.8%

Over 30 M3[1]



6.4
5.3
4.9
4.2
2.8
2.5
4.0
3.0
1.6
Dec/21
Sep/22
Dec/22
Personal loans
Auto loans to individuals
Cards
Dec/22 vs Dec/21
-240 bps
-230 bps
-330 bps

Loss Absorption[2] of new vintages
Base 100 in 1Q22



Personal loans
100
95
119
121
127
1Q22
2Q22
3Q22
4Q22
1Q23
Auto loans to individuals
100
109
115
130
138
1Q22
2Q22
3Q22
4Q22
1Q23
Cards Individuals
100
132
159
168
177
1Q22
2Q22
3Q22
4Q22
1Q23

* National Financial System [1] Contracts that are over 30 days delinquent and have a minimum term of three months [2] The figure represents the number of times that revenue is capable of absorbing losses, calculated as follows: Net Interest Income + Fees / Loan Loss Provision

We continue to advance in the developing of our **growth pillars**

Greater transactionality promotes franchise growth

Business expansion and revenue growth

Culture of productivity and efficiency

Monetization of our customer base



Customers (million)


54.8
30.6
8.3
60.1
31.8
8.6
61.6
31.7
8.6
+12% YoY
+4% YoY
+3% YoY
+21% YoY
Loyal Select customers
Mar 22
Dec 22
Mar 23
Total
Active
Loyal customers, with 6 or more products

Customers from payroll accounts represent 69% of the total loyal customer

Acquisition

through physical and digital channels

+1.9 million customers

New customers acquired through the ecosystem (1Q23):

119 thousand from Consumer Finance (+40% YoY)

75 thousand from Prospera (+5% YoY)

235 thousand from Payroll

Open Finance

3.9 million active inbound consents (+1.7x outbound)

+333 thousand individual customers with rating upgrade

Adoption of dynamic and personalized pricing models

88% of offerings using personalized CRM (+17 p.p. YoY)

Greater recurrence of our services

We have a **50% share of wallet in cards and payroll loans** among loyal customers


Santander Select
AAA

Culture oriented towards customer **satisfaction**

Select (high-income)

834 thousand customers (+36% YoY), with ambition of **1 million** in Dec/23

Revenue from loyal Select customer is **8x higher** than revenue from an individual retail customer

Segment represents more than **60%** of the investments made by individuals

Portfolio grows by 16% YoY and represents 24% of the individual loan portfolio (+2 p.p. YoY)

NPS
62 Points
+3 points YoY

Revenues +25% YoY

NPS

Measuring and striving for greater customer satisfaction

105 thousand surveys sent daily to individuals (+29% YoY)

Total Individual 53 points
-1 QoQ
-6 YoY

Channels

Physical	Digital	Remote
72 points	**65 points**	**55 points**
+6 QoQ	-1 QoQ	+7 QoQ
+4 YoY	-2 YoY	+24 YoY

Enhanced store **capillarity** and profitability


Santander
PROSPERA
Perto

Physical presence

59%[1]
of Brazilian municipalities (+6 p.p. YoY), equivalent to **92% of GDP**

Commercial Network

3.0 thousand stores
(-142 YoY)

10 million visits/month

+5 stores opened in 1Q23, including 4 in new municipalities

Revenue growth mature stores account for 75% of revenue, while new stores grow by 11% YoY

Prospera

1.4 thousand agents
(+209 YoY)

Serving **1 million** customers (+30% YoY) across 1.7 thousand municipalities

Account opened digitally and online

NPS of 84 points + 1 point YoY

R$ 2.8 billion portfolio (+36% YoY) and revenue growth of 30% YoY

External channel

21 thousand points of sale
(+16 thousand YoY)

Strengthening physical presence expanding from 1,783 municipalities to 2,303 in 12 months

R$ 1.7 billion in loans volume per month (+40% YoY)

Santander Perto, pilot in 15 stores generating 1.8 thousand sales/month

[1] Considering commercial network, Santander Perto and Prospera

Focus on customer service from sales to after-sales



24/7 Channel

Digital channel
Our APP and IB

576 million visits/month[1], driven by the APP (+11% YoY)

11 million new contracts in 1Q23 (+1% YoY)

Greater activation of individuals accounts in M1 (+61% YoY)

Reference in the simplification of account opening, with **time reduction** (-82% YoY)

97% of the bank's transactions are conducted through digital channels (+4 p.p. YoY)

Chatbot serves 4 million customers/month (+90% YoY)

Digital channel share expansion
New contracts

71% Personal loans (-1 p.p. YoY)

60% Cards (+18 p.p. YoY)

[1] Website, IB and APP

Remote channel | SXNEGÓCIOS
Our call center

10 million inquiries/month

50% of services provided outside regular business hours

R$ 4 billion origination in 1Q23 (+44% YoY)

First-call resolution rate:

Jan/21	81%
Mar/23	96%



Growth levers
aligned with the Group's strategy

Wealth Management & Insurance

Retail Investments

Net inflow grows by **95% YoY and revenues** increase by **31% YoY**

"Best Bank to investing" by FGV[2], in the service quality category

Santander AAA

Accelerated expansion plan

896 advisors and ambition of **1,300** by 2Q23

Expansion: presence in **70 cities** and ambition of **75** in 2Q23

Average net inflow per advisor of **R$ 1 million** in Mar/23

TORO

Exponential growth

1.3 million Customers (+40% YoY)

12 million Unique visits/month (+105% YoY)

R$ 14 billion AuC, record (+75% YoY)

Santander Private Banking

Net inflow of **R$ 13 billion** in 1Q23 (+203% YoY)

Revenue growth by **20% YoY**

Awards:

- EUROMONEY PRIVATE BANKING 2023 BRAZIL – BEST INTERNATIONAL PRIVATE BANK
- EUROMONEY PRIVATE BANKING 2023 BRAZIL – BEST FOR WEALTH TRANSFER/ SUCCESSION PLANNING
- EUROMONEY PRIVATE BANKING 2023 LATIN AMERICA – BEST PRIVATE BANK

Insurance

R$ 2.5 billion in premiums in 1Q23 (+3% YoY)

11% market share in personal insurance premiums and **13%** in personal accident insurance

Insurtechs

Santander Auto: PPR[1] of **27%** | **R$ 98 million** in premiums in 1Q23 (+58% YoY)

Auto Compara: **R$ 189 million** in premiums in 1Q23

[1] Product Penetration Rate [2] Fundação Getúlio Vargas

Evolution of our **strategic businesses**



Companies

More customers

1.3 million active customers

Greater loyalty

R$ 204 billion portfolio (+15% YoY)

SMEs

Attracting new customers at the bank: **45 thousand/month** (+7% YoY)

Revenue evolution (+12% YoY)

+13% YoY in cash
+24% YoY in "consórcios"

Wholesale

Expansion of the commodities desk to energy and oil, alongside agricultural commodities

R$ 2.5 billion oil hedge is the highlight

Energy trading desk[1] conquered the 2nd according to CCEE

Leader in trade finance, with a 25% market share[2] (+1 p.p. YoY)

Revenues growth (+11% QoQ and + 3%YoY)



Cards

R$ 82 billion in turnover in 1Q23, including **R$ 55 billion** in credit

Focus on a better risk profile, with **97%**, of acquisitions being bank customers (+2 p.p. YoY)

Launch Google Pay with presence in main digital wallets in the market



Consumer Finance

Consumer Finance

Market share of 22% in auto loans to individuals and 20% in origination (+2 p.p. YoY)

Origination of 206 thousand auto contracts in 1Q23 (+4% YoY), with 81% in the highest ratings (+12 p.p. YoY)

Auto portfolio LTV at 49%

Payroll loans

R$ 62 billion portfolio, with the ambition of R$ 75 billion in Dec/23

Origination growth higher than NFS

Agreement **digitalization strategy**, with 77 digitalized and 94 originated in the quarter

[1]We are the second largest independente energy trading desk in Brazil. [2] By ICC.

Innovation culture



Productivity
Benchmark in efficiency

Transactions vs cost


2.12
0.86
1.20
0.60
Mar/18
Mar/19
Mar/20
Mar/21
Mar/22
Mar/23

Total financial transactions (billion)

Unit cost per transaction (R$ 1.20 in Mar/18)

Cost to serve digital customers
R$ 18.7 (-17% YoY)

By segment
Base 100


100
92 Select
83 Total
82 Van Gogh
81 Especial
Feb/22
Feb/23

Stores with greater commercial focus

81% of the time dedicated to commercial activities (+10 p.p. vs 2020)

Improvement of offerings and customer journey on digital channels

+85% average conversion rate for personal and payroll loans

Solid technological infrastructure

F1RST:

4 thousand employees

-60% turnover YoY

77 points eNPS (+16 points YoY)

TOOLS:

2 thousand employees

2 operational sites

410 provided services

90% of all operations run in the Cloud

2.3 thousand deployments/month (4x pace in 2020), being 88% of which immediate

Best digital stability performance, by Downdetector in 1Q23[1]

99.86% availability

[1] Platform that provides real-time information on service status.

Agenda

1 Strategy Update

2 **1Q23 Results Highlights**

3 Takeaways


Santander

Results

(R$ million)	1Q23	1Q22	1Q23 x 1Q22	4Q22	1Q23 x 4Q22
Net Interest Income	13,145	13,938	-5.7%	12,517	5.0%
Fees	4,699	**4,617**	1.8%	**5,075**	-7.4%
Total Revenues	**17,844**	18,555	**-3.8%**	17,591	**1.4%**
Allowance for Loan Losses (Net of balance sheet strengthening)[1]	-6,765	-4,612	46.7%	-7,364	-8.1%
General Expenses	-5,913	-5,534	6.8%	-6,049	-2.3%
Others (Net of tax provision reversal)[1]	-3,272	-2,829	15.7%	-2,603	25.7%
Profit Before Taxes	**1,895**	5,581	**-66.0%**	1,575	**20.3%**
Balance sheet strengthening	-4,236	-	-	-	-
Reversal of tax provisions and taxes	4,236	-	-	-	-
Taxes and Minority Interest	245	-1,576	-115.6%	114	n.a.
NET PROFIT	**2,140**	**4,005**	**-46.6%**	**1,689**	**26.7%**

Managerial result neutralizes revenue from reversal of tax provisions (R$ 4.2 billion), recorded under the Others line item, with the balance sheet strengthening, recorded as Allowance for Loan Losses

1Q23

Efficiency ratio
40.8%
+4.8 p.p. YoY
+0.2 p.p. QoQ

ROA
0.8%
-0.9 p.p. YoY
+0.2 p.p. QoQ

ROAE
10.6%
-10.1 p.p. YoY
+2.2 p.p. QoQ

BIS Ratio
13.8%

CET1
10.8%

[1] Including the strengthen the balance sheet, gross allowance for loan losses amounted to R$ 11,000 million in the 1Q23, and including the reversal of tax provisions, the gross total for Others was R$ 723 million.

NII

Highlight the customer NII growth.
Market NII sensitivity remains, with downward trend throughout the year.

(R$ million)	1Q23	1Q23 x 1Q22	1Q23 x 4Q22
Customers	**14,315**	**3.3%**	**3.9%**
Product NII	13,390	1.7%	3.0%
Volume	514,065	9.1%	1.7%
Spread (p.a.)	10.6%	*-0.76 p.p.*	*0.36 p.p.*
Market activities	**(1,170)**	**n.a.**	**-7.5%**
Net Interest Income	**13,145**	**-5.7%**	**5.0%**

Net Interest Income
(R$ million)



Spread (p.a)
Market NII
Customer NII
11.3%
10.2%
10.6%
84
-1,265
-1,170
13,854
13,781
14,315
1Q22
4Q22
1Q23

Portfolio

Selective growth in the year.

(R$ million)	Mar/23	Mar/23 x Mar/22	Mar/23 x Dec/22
Individuals	228,735	8.4%	1.1%
Consumer finance	67,133	1.4%	-1.2%
SMEs	62,784	6.9%	0.2%
Corporate	141,663	18.8%	6.7%
Total[1]	**500,314**	**9.9%**	**2.2%**
Other transactions[2]	86,039	28.9%	3.7%
Expanded portfolio	**586,353**	**12.3%**	**2.4%**



(R$ billion)
+10%
+2%
455.2
12.9%
26.2%
14.5%
46.4%
489.7
12.8%
27.1%
13.9%
46.2%
500.3
12.5%
28.3%
13.4%
45.7%
Mar/22
Dec/22
Mar/23
Individuals
Consumer Finance
Corporate
SMES
65%
Portfolio in Mar/23
(+0.4 p.p. QoQ)
(-1.7 p.p. YoY)
Portfolio of collateralized loans to individuals + payroll loans/total individual loan portfolio

Liquidity/funding

Continually improving.



(R$ billion)
+14%
+4%
494.6
42.2
283.8
62.9
105.7
545.3
35.3
320.7
60.2
129.1
566.2
36.9
328.6
58.6
142.1
Mar/22
Dec/22
Mar/23
Loan to deposit
92%
-4 p.p. YoY
Demand deposits
Savings deposits
Time deposits
Financial bills and others³

Capital

We maintain solid levels, with improvement trend.



14.7%
11.7%
13.9%
10.8%
13.8%
10.8%
Mar/22
Dec/22
Mar/23
BIS Ratio
CET1

[1]Disregarding exchange rate fluctuations, the total loan portfolio would have increased by 9.2% YoY and 2.4% QoQ. Meanwhile, the corporate portfolio would have expanded by 16.5% YoY and 7.5% QoQ. Customers in the SME and corporate loan books have shifted segments, causing loan balances in these portfolios to change. Accordingly, we have reclassified the 2022 information for comparability purposes [2] Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees [3] Including debentures, real estate credit notes ("LCI"), agricultural credit notes ("LCA"), secured real estate notes ("LIG") and certificates of structured operations ("COE").

Fees

Seasonality effect in the quarter.

(R$ million)	1Q23	1Q23 x 1Q22	1Q23 x 4Q22
Cards	1,351	1.7%	-6.1%
Current account	993	3.7%	4.8%
Insurance	756	1.6%	-32.6%
Asset management and "Consórcios"	349	8.5%	4.0%
Credit operations	389	16.4%	-2.3%
Collection services	328	-9.4%	-1.5%
Securities brokerage and placement	358	-3.7%	-2.7%
Others	175	-11.0%	31.7%
Total	**4,699**	**1.8%**	**-7.4%**

Fee revenues
(R$ million)



+2%
-7%
4,617
5,075
4,699
1Q22
4Q22
1Q23

Costs

Declining by 2% in the quarter, despite inflation.

General Expenses

(R$ million)	1Q23	1Q23 x 1Q22	1Q23 x 4Q22
Personal	2,778	11.4%	4.3%
Administrative	2,412	1.0%	-9.1%
Depreciation and Amortization	722	10.5%	-1.6%
Total	**5,913**	**6.8%**	**-2.3%**

Efficiency ratio



+5 p.p.
0 p.p.
36.0%
40.6%
40.8%
1Q22
4Q22
1Q23

Portfolio quality

NPL under control, with slight deterioration, as expected.

NPL Ratios


15 - 90 days
6.0%
5.2%
5.9%
5.9%
6.1%
6.3%
6.5%
4.1%
3.6%
4.2%
4.2%
4.3%
4.5%
4.5%
1.6%
1.7%
1.9%
1.9%
1.9%
2.0%
1.9%
1Q20 1Q21 1Q22 2Q22 3Q22 4Q22 1Q23
90 days
4.0%
3.1%
4.0%
4.1%
4.3%
4.3%
4.5%
3.0%
2.1%
2.9%
2.9%
3.0%
3.1%
3.2%
1.6%
1.0%
1.4%
1.1%
1.3%
1.4%
1.4%
1Q20 1Q21 1Q22 2Q22 3Q22 4Q22 1Q23
Individuals
Total
Corporate & SMEs

Wholesale 0.15%
-0.08 p.p. YoY
+0.02 p.p. QoQ

SMEs 5.39%
+0.55 p.p. YoY
-0.24 p.p. QoQ

Wholesale 0.11%
-0.20 p.p. YoY
-0.17 p.p. QoQ

SMEs 4.17%
+0.62 p.p. YoY
+0.46 p.p. QoQ

Allowance for loan losses (R$ million) and cost of risk


3.5%
4.3%
4.5%
5.2%
4.7%[1]
3.0%
3.4%
3.8%
4.4%
4.7%[1]
11,000
4,612
5,745
6,209
7,364
6,765[1]
5,352
6,469
7,064
8,056
7,699
-740
-724
-854
-692
-934
1Q22 2Q22 3Q22 4Q22 1Q23
Provisions for loan losses
Recovery of written-of loans
12-month cost of risk
3-month cost of risk

Coverage Ratio
Over 90 days


215%
230%
244%
1Q22
4Q22
1Q23

[1] Disregarding the balance sheet strengthening that occurred in 1Q23.

Agenda

1 Strategic Update

2 1Q23 Results Highlights

3 **Takeaways**





Takeaways

1 Quarter highlights

- Performance remains in line with management expectations
- Good volume growth in selected businesses
- Portfolio keeps improving with new vintages
- Relevant balance sheet reinforcement, derived from one-off result
- Effective cost management enables investment in the business

2 2023 Outlook

- Lending selectivity will persist throughout the year
- Even closer management of the Corporate & SMEs portfolios
- Acceleration of cross-selling within the Santander ecosystem
- Priority on the growth of strategic businesses